Exhibit 99.5

PREFERRED INVESTMENT SOLUTIONS CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

PREFERRED INVESTMENT SOLUTIONS CORP.

TABLE OF CONTENTS

PAGES
Independent Auditor’s Report	1

Statement of Financial Condition	2

Notes to Financial Statements	3 – 10

201 International Circle, Suite 400 Hunt Valley, Maryland 21030 — USA Tel: 410-771-0001 — Fax: 410-785-9784 www.arthurbellcpas.com

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholder

Preferred Investment Solutions Corp.

We have audited the accompanying statement of financial condition of Preferred Investment Solutions Corp. as of December 31, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. The Company has investments in affiliated commodity pools, of which the Company is the Managing Owner, General Partner or Sponsor. The financial statements of these affiliated commodity pools were audited by other auditors. The value of such investments in affiliated commodity pools audited by other auditors of $1,975,455 at December 31, 2008, is derived from the audited financial statements of such affiliated commodity pools. The reports of the other auditors have been furnished to us, and our opinion, insofar as it relates to these investments, is based solely on the reports of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Preferred Investment Solutions Corp. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the statement of financial condition, Preferred Investment Solutions Corp. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the statement of financial condition and notes thereto, has extensive transactions and relationships with members of the group.

/s/ ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Hunt Valley, Maryland April 29, 2009

PREFERRED INVESTMENT SOLUTIONS CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS
Cash and cash equivalents	$476,267
Fees and other receivables	506,246
Due from affiliates, net	131,904
Investments in affiliated commodity pools	1,975,462
Redemptions receivable from affiliated commodity pools	48,699
Property and equipment, net	28,516
Goodwill	1,292,656

Total assets	$4,459,750

LIABILITIES
Service fees and other fees payable	$266,519
Accrued expenses	244,125
Note payable to affiliated commodity pool	585,193
Other liabilities	69,918

Total liabilities	1,165,755

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value:
Authorized – 1,000 shares; issued and outstanding – 248 shares	2
Additional paid-in capital	6,236,903
Retained (deficit)	(583,400)

5,653,505
Less: Cost of treasury stock – 148 shares of common stock	(2,359,510)

Total stockholder’s equity	3,293,995

Total liabilities and stockholder’s equity	$4,459,750

See accompanying notes.

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1.	GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A.	General

Preferred Investment Solutions Corp. (the Company), a Delaware Corporation, is a commodity pool operator registered with the Commodity Futures Trading Commission (CFTC), an agency of the Unites States (U.S.) government which regulates most aspects of the commodity futures industry. The Company organizes and operates commodity pools that engage primarily in the speculative trading of futures, forwards and option contracts and receives substantially all of its revenue from the management thereof. It is a member of and subject to the rules of the National Futures Association (NFA), an industry self-regulatory organization.

The Company is a wholly-owned subsidiary of Kenmar Holdings Inc. (the Parent), which in turn, is owned by Kenmar Group, Inc. (KGI). Two of the Company’s officers are each the sole and equal owners of KGI.

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company’s management. Actual results could differ from those estimates.

B.	Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company primarily maintains its cash and cash equivalents with one financial institution. In the event of a financial institution’s insolvency, the Company’s recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

C.	Investments in Affiliated Commodity Pools

The Company’s investments in affiliated commodity pools, of which the Company is the Managing Owner, General Partner or Sponsor, are carried at fair value. Fair value is the value determined for each commodity pool in accordance with such commodity pool’s valuation policies and, as a general matter, represents the amount that the Company could reasonably expect to receive from the commodity pool if the Company’s investment was redeemed at the date of the statement of financial condition.

D.	Fair Value

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Standards No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurement. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires the use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

Note 1.	GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D.	Fair Value (continued)

The adoption of FAS 157 did not have a material impact on the Company’s statement of financial condition.

E.	Revenue Recognition

Commission income is recognized when earned, in accordance with the terms of the respective agreements, and is calculated based on a percentage of assets under management. Incentive fees are recognized in accordance with the terms of the respective agreements and are based on a percentage of the net profits experienced by the affiliated commodity pools.

F.	Property and Equipment

Depreciation of furniture, fixtures and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation of software is computed using the straight-line method over the estimated useful life of the software, which is 3 years. Amortization of leased assets and leasehold improvements is computed using the straight-line method over the lesser of the term of the related lease or the estimated useful lives of the assets.

G.	Income Taxes

The Company is currently a Qualified Subchapter S Subsidiary. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The 2005 through 2008 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

H.	Goodwill

Goodwill represents costs in excess of the fair value of the net assets of the companies acquired in a purchase transaction (as discussed in Note 2.). The Company tests for impairment on a quarterly basis based on a review of projected net fees from the underlying commodity pools which the Company manages as a result of the acquisition.

I.	Offering Costs

The Company, pursuant to World Monitor Trust III’s (the “Trust”) Third Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”) as managing owner of World Monitor Trust III – Series J (“Series J”) was responsible for paying the initial offering costs. The Company is also responsible for paying all offering costs incurred after the initial offering period (“ongoing offering costs”).

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

Note 1.	GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Both initial and ongoing offering costs are reimbursed to the Company based upon terms described in the Trust Agreement and agreed upon by the Company and Series J. In the event Series J terminates prior to reimbursing the Company initial and ongoing offering costs, Series J will not be responsible for any additional reimbursement to the Company and the Company will forego any remaining reimbursement allocated to Series J. Since there is no certainty as to the amount the Company will be reimbursed, the Company expenses the amounts when they are paid and records the reimbursement as income when received.

Note 2.	GOODWILL

On June 30, 2004, Prudential Securities Group Inc. (PSG) and the Company entered into a Stock Purchase Agreement, pursuant to which PSG would sell, and the Company would buy, all of the capital stock of Prudential Securities Futures Management Inc. (PSFMI) (the then current Managing Owner or Sponsor of 12 commodity pools, namely World Monitor Trust – Series A, World Monitor Trust – Series B, World Monitor Trust II – Series D, World Monitor Trust II – Series E, World Monitor Trust II – Series F, Futures Strategic Trust, Diversified Futures Trust I, Diversified Futures Trust II, International Futures Fund B PLC, International Futures Fund C PLC, International Futures Fund D PLC and International Futures Fund F PLC) and Seaport Futures Management, Inc. (Seaport) (the then General Partner of one commodity pool, Diversified Futures Fund L.P.) (collectively, the acquired commodity pools). In connection with the transaction, PSFMI and Seaport solicited proxies seeking approval from the interestholders of the acquired commodity pools for (i) the sale of the stock of PSFMI and Seaport to the Company; (ii) the concomitant approval of the Company as the new General Partner, Managing Owner or Sponsor of the acquired commodity pools and (iii) the approval of certain amendments to the Declaration of Trust and Trust Agreements and Agreement of Limited Partnership of the acquired commodity pools.

As of October 1, 2004, the Company acquired from PSG all of the outstanding stock of PSFMI and Seaport. Immediately after such acquisition, PSFMI and Seaport were merged with and into the Company. Accordingly, as of October 1, 2004, all of the board of directors and officers of PSFMI and Seaport resigned. Following the Company’s acquisition of PSFMI and Seaport and their merger with and into the Company, the Company became the successor General Partner, Managing Owner or Sponsor of the acquired commodity pools.

In consideration for the purchase of the capital stock of PSFMI and Seaport, the Company agreed to pay to PSG $1,961,755. The Company also incurred legal and accounting expenses directly related to the acquisition. The acquisition has been accounted for as a purchase and as such, the excess of the total purchase price over the estimated fair value of the acquired net assets has been recorded as goodwill.

In addition to the purchase price noted above, the Company paid a contingent finder’s fee of 20% of the net fees earned from the management of the acquired commodity pools. This finder’s fee was payable during the period October 1, 2004 through September 30, 2006, at which time the agreement terminated. Such finder’s fee was treated as a component of the direct cost of the acquisition and increased the amount of goodwill related to the business combination as such amounts were incurred by the Company.

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

Note 2.	GOODWILL (CONTINUED)

The changes in the net carrying amount of goodwill for the year ended December 31, 2008 are as follows:

Goodwill at December 31, 2007	$1,817,656
Impairment loss	(525,000)

Goodwill at December 31, 2008	$1,292,656

Goodwill is reviewed for impairment on a quarterly basis. Due to decreasing asset levels of the acquired commodity pools, projected net fees are expected to be lower. As a result of expected lower net fees, goodwill impairment losses of $250,000 and $275,000 were recognized as of September 30, 2008 and December 31, 2008, respectively.

No part of the goodwill is expected to be deductible for tax purposes.

Note 3.	INVESTMENTS IN AFFILIATED COMMODITY POOLS

During 2008, the Company was the Managing Owner, General Partner or Sponsor of the following affiliated commodity pools: Kenmar Global Trust, World Monitor Trust II – Series D, World Monitor Trust II – Series E, World Monitor Trust II – Series F, World Monitor Trust III – Series J, Futures Strategic Trust, Diversified Futures Trust I, Diversified Futures Fund L.P. and International Futures Fund B PLC (collectively, the affiliated commodity pools). The Managing Owner and General Partner interests have been accounted for at fair value under the fair value hierarchy of FAS 157. All investments represent Level 2 investments using the fair value hierarchy of FAS 157. Summarized activity as of and for the year ended December 31, 2008, related to these Managing Owner, General Partner or Sponsor interests are as follows:

	Value at December 31, 2007	Additions	Net Income (Loss)	Redemptions	Value at December 31, 2008
Managing Owner or General Partner
participating interests
Kenmar Global Trust	$66,916	$0	$16,341	$(18,661)	$64,596
World Monitor Trust II – Series D	73,896	0	(3,202)	(14,245)	56,449
World Monitor Trust II – Series E	192,359	0	48,420	(29,539)	211,240
World Monitor Trust II – Series F	201,457	0	(6,684)	(27,918)	166,855
World Monitor Trust III – Series J	850,160	333,039	135,710	0	1,318,909
Futures Strategic Trust	43,075	0	4,532	(7,531)	40,076
Diversified Futures Trust I	113,808	0	11,494	(7,972)	117,330
Diversified Futures Fund L.P.	32,722	0	2,028	(34,750)	0

	1,574,393	333,039	208,639	(140,616)	1,975,455

Sponsor non-participating interests
International Futures Fund B PLC	7	0	0	0	7

Total	$1,574,400	$333,039	$208,639	$(140,616)	$1,975,462

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

Note 3.	INVESTMENTS IN AFFILIATED COMMODITY POOLS (CONTINUED)

The net asset values as of December 31, 2008 for each commodity pool managed are as follows:

Kenmar Global Trust	$6,121,955
World Monitor Trust II – Series D	5,498,037
World Monitor Trust II – Series E	20,941,686
World Monitor Trust II – Series F	15,947,004
World Monitor Trust III – Series J	124,462,058
Futures Strategic Trust	3,953,412
Diversified Futures Trust I	11,556,226
Diversified Futures Fund L.P.	0
International Futures Fund B PLC(1)	6,316,085

$194,796,463

(1)	Net asset value as of December 31, 2008 is unaudited, as the fund has a March 31 year-end.

As the Managing Owner, General Partner or Sponsor of the affiliated commodity pools, the Company manages the respective businesses of the affiliated commodity pools. The governing documents of the affiliated commodity pools typically required the Company or for certain funds, the Company and/or its affiliates, to maintain a capital account equal to 1% of the total capital accounts of the affiliated commodity pools. The Company, as the Managing Owner or General Partner of the affiliated commodity pools had also agreed to maintain a net worth of not less than $1,000,000. As of December 1, 2008, the Trust Agreements of the various affiliated commodity pools were amended whereby the Company is no longer required to maintain a capital account equal to 1% of the total capital accounts of the affiliated commodity pools nor maintain a net worth of not less than $1,000,000.

For managing the businesses of the affiliated commodity pools, the Company earns commissions and fees in accordance with the terms of the respective agreements. The Company in turn pays commissions and/or service fees to selling agents and management and incentive fees to trading advisors, if applicable. At December 31, 2008, the Company is owed fees of $403,087 from the affiliated commodity pools which are included in Fees and other receivables in the statement of financial condition. As Managing Owner, General Partner or Sponsor of the affiliated commodity pools, the Company has a fiduciary responsibility to the affiliated commodity pools, and a potential liability beyond the amounts recognized as an asset in the statement of financial condition.

On July 20, 2006, the Company, as managing owner of World Monitor Trust Series A (“Series A”) and World Monitor Trust Series B (“Series B”), resolved to dissolve Series A and Series B. Series A and Series B ceased trading August 25, 2006. On April 2, 2007, the Company, as managing owner of World Monitor Trust III Series H (“Series H”) and World Monitor Trust II Series I (“Series I”), resolved to dissolve Series H and Series I. Series H and Series I ceased trading April 30, 2007. On May 4, 2007, the Company, as managing owner of Diversified Futures Trust II (“DFT II”), resolved to dissolve DFT II. DFT II ceased trading June 15, 2007. On November 22, 2007, the Company, as managing owner of World Monitor Trust II Series G (“Series G”), resolved to dissolve Series G. Series G ceased trading December 31, 2007. On December 31, 2008, Diversified Futures Fund L.P. ceased trading pursuant to the expiration of its Trust Agreement.

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

Note 4.	PROPERTY AND EQUIPMENT

At December 31, 2008, the Company’s property and equipment consists of:

Furniture, fixtures and office equipment	$912,410
Software	166,007

1,078,417
Less: Accumulated depreciation and amortization	(1,049,901)

$28,516

Note 5.	RELATED PARTY TRANSACTIONS

The Company has transactions and relationships with members of a group of affiliated companies that occasionally result in advances to and from such affiliates. Effective January 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement (“Expense Agreement”) with KGI. Per the terms of the Expense Agreement, KGI is responsible for providing Support Services and Support Personnel (as defined in the agreement) to the Company and its affiliates. KGI, in turn, will charge the appropriate portion of such expenses, at cost to its affiliates, including the Company. The following amounts are due from affiliates at December 31, 2008:

Kenmar Group Inc.	$131,904
Other	0

$131,904

No specific terms apply to the liquidation of amounts due from affiliates; however, such amounts are settled periodically. The Company has reflected its right of offset in reporting net intercompany balances in the statement of financial condition.

The Company and Kenmar Global Trust (“KGT”), an affiliated commodity pool, entered into a purchase agreement effective August 10, 2007 whereby Preferred acquired all of KGT’s right, title and interest to an Investment Advisory Agreement dated February 11, 2004 by and between KGT and Sentinel Management Group, Inc. (“Sentinel”) and KGT’s right, title and interest to KGT’s account managed by Sentinel, including KGT’s rights to the funds in the account as well as all claims related thereto against Sentinel (the “Asset”). Sentinel is an investment adviser registered with the Securities and Exchange Commission and a future commission merchant registered with the Commodities Futures Trading Commission. The purchase price for the Asset was $1,685,193 which represented the recorded value of KGT’s deposit in the account as reported by Sentinel to KGT at the close of business August 10, 2007, the business day immediately proceeding the day on which Sentinel suspended withdrawals. Sentinel filed for Chapter 11 bankruptcy protection on August 17, 2007 in the Northern District of Illinois.

The purchase price was paid for with a secured demand promissory note (the “Note”). The interest rate on the Note is the Wall Street Journal Prime Rate (3.25% at December 31, 2008) and resets monthly. Interest is payable monthly in arrears on the first business day of the month.

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

Note 5.	RELATED PARTY TRANSACTIONS (CONTINUED)

Under the terms of the Note, any portion of the principal amount, which was not demanded by KGT prior to August 31, 2009, was due and payable by the Company, with all accrued and unpaid interest thereon, on August 31, 2009 (“Maturity Date”). Effective February 23, 2009, the Maturity Date was extended to August 31, 2010. As of December 31, 2008, the Company owes to KGT $585,193 on the Note.

Effective June 23, 2008, the Company assigned its future rights, title and interest in the Asset to an independent third party. In exchange for the assignment, the Company received proceeds of approximately $1,100,000 which were used to pay down the Note. Additionally, as part of that transaction, KGT released its security interest in the Asset and the Company granted KGT a Set off Right whereby if the Company fails to pay the Note, KGT has a right to set off such amount outstanding against any amounts due and owing to the Company including but not limited to incentive fees and the net portion of any brokerage commissions due to the Company as Managing Owner of KGT.

Note 6.	GUARANTEES

On July 29, 2005, the Company entered into a lease agreement to lease office space effective January 1, 2006. Effective December 31, 2005, the lease was assigned to the Parent. The lease term is 11 years and expires on December 31, 2016.

The total future minimum lease payments under the non cancelable operating lease, for which the Company and its affiliates are responsible for are:

December 31
2009	$814,011
2010	893,816
2011	893,816
2012	893,816
2013	989,582
Thereafter	2,968,746

$7,453,787

Effective December 7, 2005, KGI entered into a master lease agreement to lease office furniture and computer equipment. The lease payments are guaranteed by the Company, the Parent, Kenmar Securities Inc. and Kenmar Investment Adviser LLC. The total guaranteed future minimum lease payments required by this capital lease are as follows:

Year ending December 31
2009	$178,493
2010	178,493
2011	22,637
2012	8,472

$388,095

PREFERRED INVESTMENT SOLUTIONS CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

Note 6.	GUARANTEES (CONTINUED)

Additionally, effective November 22, 2005, KGI entered into a lease agreement for the purchase of a phone system. The lease payments are guaranteed by the Company. The total guaranteed future minimum lease payments required under this capital lease are as follows:

Year ending December 31
2009	$20,762
2010	20,762

$41,524

Note 7.	INDEMNIFICATIONS

As a Managing Owner, General Partner or Sponsor, the Company may be contingently liable for costs and liabilities incurred by the affiliated commodity pools. In the normal course of business the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company’s maximum exposure under those arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8.	TRADING ACTIVITIES AND RELATED RISKS

The commodity pools in which the Company either serves as Managing Owner, General Partner or Sponsor or invests, engage primarily in the speculative trading of futures contracts, options on futures contracts and forward contracts (collectively, “derivatives”) in U.S. and foreign markets. The commodity pools, and therefore, the Company are exposed to both market risk (the risk arising from changes in the fair value of the contracts) and credit risk (the risk of failure by another party to perform according to the terms of a contract). Theoretically, the commodity pools are exposed to market risk equal to the notional contract value of futures and forward contracts purchased and unlimited liability on such contracts sold short. Additionally, written options expose the commodity pools to potentially unlimited liability and purchased options expose the commodity pools to a risk of loss limited to the premiums paid. Since forward contracts are traded in unregulated markets between principals, the commodity pools also assume the risk of loss from counterparty nonperformance.

The commodity pools have a substantial portion of their assets on deposit with futures commission merchants, brokers and dealers in securities and other financial institutions in connection with their trading and cash management activities. In the event of a financial institution’s insolvency, recovery of partnership or trust assets on deposit may be limited to account insurance or other protection afforded such deposits.

The Company, as Managing Owner, General Partner or Sponsor has established procedures to actively monitor market risk and to minimize credit risk of its affiliated commodity pools, although there can be no assurance that it will, in fact, succeed in doing so.